

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2025

Matthew Reid
Principal Executive Officer
APPlife Digital Solutions, Inc.
50 California St., #1500
San Francisco, CA 94111

Re: **APPlife Digital Solutions, Inc.**
Form 10-K for the Fiscal Year Ended June 30, 2024
File No. 000-56144

Dear Matthew Reid:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology